

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 16, 2009

Mr. Rick D. Puckett
Executive Vice President and Chief Financial Officer
Lance, Inc.
14120 Ballantyne Corporate Place, Suite 350
Charlotte, NC 28232-2395

      Re: Lance, Inc.
               Form 10-K for the Fiscal Year Ended December 27, 2008
               Filed February 24, 2009
               Response Letter Dated July 6, 2009
               File No. 0-00398

Dear Mr. Puckett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

cc: M. Karney
       N. Gholson